UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rivian Automotive, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

76954A103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76954A103

1.	Names of Reporting Persons Amazon.com, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 162,086,884
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power* 162,086,884
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 162,086,884
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 18.1%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer

Rivian Automotive, Inc.

(b)	Address of Issuer’s Principal Executive Offices

14600 Myford Road Irvine, California 92606

Item 2.

(a)	Name of Person(s) Filing

Amazon.com, Inc.

(b)	Address of Principal Business Office or, if none, Residence

410 Terry Avenue North Seattle, Washington 98109

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share

(e)	CUSIP Number

76954A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 162,086,884*

(b)	Percentage of class: 18.1%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 162,086,884

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 162,086,884

(iv)	Shared power to dispose or to direct the disposition of: 0

*

Includes a warrant (the “Warrant”) to purchase an aggregate of 3,723,050 shares of Class A common stock, par value $0.001 (“Class A common stock”) that Rivian Automotive, Inc. (the “Issuer”) issued to Amazon.com NV Investment Holdings LLC (“NV Holdings”), a wholly-owned subsidiary of Amazon.com, Inc. (“Amazon”). NV Holdings is the record holder of the shares of Class A common stock. Amazon has sole voting and investment power with respect to the Issuer’s securities held by NV Holdings.

The percent of class beneficially owned by Amazon was calculated assuming 892,492,358 shares of Class A common stock of the Issuer outstanding as of December 13, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the Securities and Exchange Commission on December 17, 2021, plus 3,723,050 shares of Class A common stock issuable upon exercise of the Warrant as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022

AMAZON.COM, INC.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President